Exhibit 1

FREE TRANSLATION

LOAN AGREEMENT

By and between this agreement, on the one hand, AGUASSANTA PARTICIPAÇÕES S/A, as LENDER, and hereinafter referred to as such, a legal entity duly enrolled in National Tax Payers’ Registry (CNPF/MF) under No. 07,198,897/0001-59, with principal offices at Avenida Limeira, 222, 5th Floor, Room 507, Piracicaba, Estate of São Paulo, herein represented in accordance with its by-laws and, on the other hand, QUELUZ HOLDINGS LTD., as BORROWER, and hereinafter referred to as such, Mercy Building, 2nd Floor, Purcell Estate, Road Town, Tortola, British Virgin Islands, herein represented in accordance with its by-laws, agree:

1. The LENDER hereby lends to the BORROWER, which hereby borrows from the LENDER, the principal amount of US$50,000,000 (fifty million U.S. dollars) and, considering that the BORROWER will subscribe for shares of its controlled company Cosan Limited for an equal amount, the parties agree that the funds shall be remitted by the LENDER directly to the following account, on behalf of the BORROWER:

[ACCOUNT INFORMATION]

2. The principal amount shall be paid, in reais, based on the exchange rate to U.S. dollars calculated based on the buy rate published by the Central Bank of Brazil in SISBACEN (PTAX 800), option 5, currency 220, for the business day preceding the payment date, in accordance with the foreign exchange regulations of the Central Bank of Brazil.

3. The principal amount shall bear interest at the annual rate of 3.00% plus LIBOR payable at the date of payment of the principal, which can be at the term of the loan or in installments paid prior to the term of the loan.

4. The principal amount shall be paid within 24 (twenty four) months from the date hereof and may be repaid in a lump sum or in installments payable before the term of the loan with a pro-rata reduction in the amount of payable interests.

5. A penalty of 10% (ten per cent) will be due in the event of a payment default on the agreed payment date, which penalty shall be paid in addition to any interests as well as any expenses related to the collection of the defaulted amount and incidental or pecuniary amounts incurred, if any.

6. This agreement is binding, enforceable by the parties against each other, their heirs and successors.

7. Any omissions to this agreement shall be governed by Articles 1,256 and 1,264 of the Civil Code.

8. Each of the parties hereby submits to the jurisdiction of the courts sitting in the City of Piracicaba, State of São Paulo, in any suit or proceeding arising out of or relating to this agreement or the transactions contemplated hereby and waive all others jurisdictions as privileged as such other jurisdictions may be.

In witness whereof, the parties execute this agreement in 3 (three) identical counterparts in the presence of the two undersigned witnesses.

Piracicaba – SP October 16, 2008

/s/Rubens Ometto Silveira Mello     /s/Burkhard Otto Cordes
AGUASSANTA PARTICIPAÇÕES S/A
LENDER

/s/Rubens Ometto Silveira Mello     /s/Burkhard Otto Cordes
QUELUZ HOLDINGS LTD.
BORROWER

WITNESSES:
1) /s/ Celso Renato Geraldin
Celso Renato Geraldin
I.D. No. 19,924,565 SSP/SP

2) /s/ Milene Cristiane Montagner
Milene Cristiane Montagner
I.D. No. 30,914,950-2